As filed with the Securities and Exchange Commission on February 9, 2004

Registration No. 333-111878

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, DC 20549

AMENDMENT NO. 2

TO

FORM S-3

REGISTRATION STATEMENT

Under

THE SECURITIES ACT OF 1933

INTERNAP NETWORK SERVICES CORPORATION

(Exact name of registrant as specified in its charter)

Delaware	91-2145721
(State or other jurisdiction of incorporation or organization)	(I.R.S. Employer Identification Number)

250 Williams Street

Atlanta, Georgia 30303

(404) 302-9700

(Address, including zip code, and telephone number, including area code, of registrant’s principal executive offices)

Walter G. DeSocio

Vice President – Chief Administrative Officer, General Counsel and Secretary

Internap Network Services Corporation

250 Williams Street

Atlanta, Georgia 30303

(404) 302-9700

(Name, address, including zip code, and telephone number, including area code, of agent for service)

Copies to:

John J. Kelley III

King & Spalding LLP

191 Peachtree Street

Atlanta, Georgia 30303

(404) 572-4600

Approximate date of commencement of proposed sale to the public:    From time to time after the effective date of this Registration Statement.

If the only securities being registered on this form are being offered pursuant to dividend or interest reinvestment plans, please check the following box.  ☐

If any of the securities being registered on this form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933, other than securities offered only in connection with dividend or interest reinvestment plans, check the following box.  ☒

If this form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, please check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.  ☐

If this form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.  ☐

If delivery of the prospectus is expected to be made pursuant to Rule 434, please check the following box. ☐

CALCULATION OF REGISTRATION FEE

Title of Each Class of Securities to be Registered	Amount to be Registered(1)	Proposed Maximum Offering Price Per Unit(2)	Proposed Maximum Aggregate Offering Price(1)	Amount of Registration Fee

Common Stock, $0.001 par value per share	14,998,312	$2.51	$37,645,764	$3,046(3)

(1)	Pursuant to Rule 416(a) of the Securities Act of 1933, as amended, the number of shares being registered shall include an indeterminate number of additional shares of the Registrant’s common stock that may become issuable as a result of any stock splits, stock dividends, recapitalization or other similar event.
(2)	Estimated solely for the purpose of calculating the registration fee in accordance with Rule 457(c) of the Securities Act of 1933, as amended, based on the average of the high and low reported sales prices of the Registrant’s Common Stock on the Nasdaq SmallCap Market on January 8, 2004.
(3)	Previously paid.

The Registrant hereby amends this Registration Statement on such date or dates as may be necessary to delay its effective date until the Registrant shall file a further amendment which specifically states that this Registration Statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act of 1933 or until this Registration Statement shall become effective on such date as the Commission, acting pursuant to said Section 8(a), may determine.

The information in this prospectus is not complete and may be changed. The selling stockholders may not sell these securities until the registration statement filed with the Securities and Exchange Commission is effective. This prospectus is not an offer to sell these securities and it is not soliciting an offer to buy these securities in any jurisdiction where the offer or sale is not permitted.

SUBJECT TO COMPLETION, DATED FEBRUARY 9, 2004

PRELIMINARY PROSPECTUS

14,998,312 Shares

Internap Network Services Corporation

Common Stock

We are registering 14,998,312 shares of our common stock for resale by the selling stockholders we identify in this prospectus.

The prices at which the selling stockholders may sell these shares will be determined by the prevailing market price for shares of our common stock or in privately negotiated transactions. For a description of the plan of distribution for the shares, see page 20 of this prospectus. We will not receive any proceeds from the sale of these shares by the selling stockholders.

Our common stock has been approved for listing on the American Stock Exchange under the symbol “IIP.” Our common stock is currently listed on the Nasdaq SmallCap Market under the symbol “INAP.” On February 6, 2004, the last reported sale price for our common stock on the Nasdaq SmallCap Market was $2.44 per share.

Our principal executive offices are located at 250 Williams Street, Atlanta, Georgia, 30303. Our telephone number is (404) 302-9700, and our web site is located at www.internap.com. Information contained on our web site is not part of this prospectus.

Concurrent with this offering, we are registering 35,000,000 shares of common stock for sale by us and 10,816,536 shares of common stock held by certain other stockholders, by means of a separate prospectus and registration statement. We have registered 10,863,675 shares of common stock held by certain other stockholders, by means of a separate prospectus and registration statement that became effective in December 2003. In addition, we are required to register an additional 34,500,000 shares of our common stock held by certain other stockholders, by means of a separate prospectus and registration statement. We will not receive any proceeds from the sale, if any, of the shares registered under these separate registration statements.

Our business and an investment in our common stock involve significant risks. These risks are described under the caption “ Risk Factors” beginning on page 3 of this prospectus.

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or passed upon the adequacy or accuracy of this prospectus. Any representation to the contrary is a criminal offense.

The date of this prospectus is February     , 2004.

You should rely only on the information contained in this prospectus. We have not authorized anyone to provide you with information different from that contained in this prospectus or any prospectus supplement. This prospectus is not an offer of these securities in any jurisdiction where an offer and sale is not permitted. The information contained in this prospectus is accurate only as of the date of this prospectus, regardless of the time of delivery of this prospectus or any sale of our common stock.

INTERNAP NETWORK SERVICES CORPORATION

Following is a short summary of our business. You should read carefully this entire prospectus, as well as the documents incorporated by reference in this prospectus, before making an investment decision. All references to “we,” “us,” “our” or “Internap” in this prospectus mean Internap Network Services Corporation.

Overview

We provide high performance, managed Internet connectivity solutions to business customers who require guaranteed network availability and high performance levels for business-critical applications, such as e-commerce, video and audio streaming, voice over Internet Protocol, virtual private networks and supply chain management. We deliver services through our 29 network access points, which feature multiple direct high speed connections to major Internet networks. Our proprietary route optimization technology monitors the performance of these Internet networks and allows us to intelligently route our customers’ Internet traffic over the optimal Internet path in a way that minimizes data loss and network delay. We believe this approach provides better performance, control, predictability and reliability than conventional Internet connectivity providers. Our service level agreements guarantee performance across the entire Internet in the United States, excluding local connections, whereas conventional Internet connectivity providers typically only guarantee performance on their own network. We provide services to customers in various industry verticals, including financial services, media and communications, travel, e-commerce and retail and technology. As of December 31, 2003, we provided our services to over 1,600 customers in the United States and abroad, including approximately 70 customers in the Fortune 1000 companies.

In addition to our connectivity solutions, we provide complementary managed Internet services, including content distribution, virtual private networking, managed security, managed storage and video conferencing. We provide these managed Internet services through arrangements with third parties such as Akamai Technologies, Inc., Cisco Systems, Inc., Internet Security Systems, Inc. and VeriSign, Inc. In addition, we have marketing agreements with Dimension Data Holdings plc, Hitachi, Ltd., NEC Corporation and Telefonica U.S.A.

Through our recent acquisitions of netVmg, Inc. and Sockeye Networks, Inc., we have extended the reach of our high performance connectivity capabilities from our network access points to the customer’s premises through a hardware and software route optimization product we refer to as our Flow Control Platform. This product enables customers to manage Internet traffic cost, performance and operational decisions directly from their corporate locations. Our Flow Control Platform is designed for large businesses that either choose to manage their Internet services with in-house information technology expertise or outsource these services to us.

As a result of our significant operational restructurings, we have lowered operating expenses by reducing headcount, consolidating network access points, terminating certain nonstrategic real estate leases and license arrangements and moving our headquarters from Seattle, Washington to Atlanta, Georgia. In addition, we have recruited several experienced executives to our senior management team. With our operational restructurings now substantially complete, we believe we are well-positioned to leverage our existing infrastructure to grow our customer base, revenue and profitability.

Our Strategy

Our strategy is to extend and enhance our managed Internet connectivity solutions. We believe that by providing high performance Internet connectivity services with complementary managed Internet services, we offer a unique solution that addresses the needs of our customers’ business-critical applications.

Key components of our strategy are to:

•	Provide high performance, managed Internet connectivity services. We will seek to further develop our network access point infrastructure, our proprietary intelligent route control technologies, including our premises-based Flow Control Platform, as well as our network operations centers, to enhance the level of service we provide to our customers.

•	Expand our geographic coverage in key markets in the United States and abroad. We intend to expand our geographic reach domestically and internationally, both through internal growth and potential acquisitions, in order to better serve our existing customers and deliver our managed Internet services into new markets.

•	Expand our managed Internet services offerings. We intend to continue to expand our complementary managed service offerings to capitalize on our customers’ demand for additional managed Internet services to support their business-critical applications.

•	Increase sales of our managed Internet services to large business customers. We will seek to increase our penetration of large business customers by expanding and enhancing the services we offer and through partnering arrangements with third parties.

Recent Developments

On February 9, 2004, we announced our unaudited results of operations for the quarter and year ended December 31, 2003. Below is a summary of our financial results for the quarter and year ended December 31, 2003.

For the quarter ended December 31, 2003, revenues totaled $35.8 million, an increase of 5% compared to the fourth quarter of 2002. Our net loss was $2.6 million for the fourth quarter of 2003, or $0.01 per share, compared to a net loss of $14.0 million, or $0.09 per share, for the fourth quarter of 2002.

For the year ended December 31, 2003, revenues totaled $138.6 million, an increase of 5% compared to the year ended December 31, 2002. Our net loss was $33.0 million for 2003 compared to a net loss of $72.3 million for 2002. Our net loss attributable to common stockholders was $67.6 million for 2003, for a reported net loss per share of $0.39. This net loss attributable to common stockholders was increased by a deemed dividend to series A preferred stockholders of approximately $34.6 million resulting from a reduction in the conversion price of the series A preferred stock due to our private placement of equity in August 2003.

Company Information

Our principal executive offices are located at 250 Williams Street, Atlanta, Georgia 30303. Our telephone number is (404) 302-9700 and our website is located at www.internap.com. Information contained on our website is not part of this prospectus.

RISK FACTORS

Investing in our common stock involves many risks, some of which are described below. The risks set forth below do not, however, represent every possible event that, if it occurred, would materially adversely affect our business or operating results. The potential for the occurrence of unforeseen risks is inherent in an investment in our common stock. You should carefully consider the potential for occurrence of unforeseen risks as well as the following risk factors and the other information contained elsewhere or incorporated by reference in this prospectus before investing in our common stock.

Risks Related to Our Business

We have a history of losses, expect future losses and may not achieve or sustain profitability.

We have incurred net losses in each quarterly and annual period since we began operations in May 1996. We incurred net losses of $185.5 million, $479.2 million and $72.3 million for the years ended December 31, 2000, 2001 and 2002, respectively, and incurred a net loss of $30.5 million for the nine months ended September 30, 2003. As of September 30, 2003, our accumulated deficit was $826.9 million. We expect to incur additional operating losses for the foreseeable future, and we cannot guarantee that we will become profitable. Even if we achieve profitability, given the competitive and evolving nature of the industry in which we operate, we may not be able to sustain or increase profitability on a quarterly or annual basis, and our failure to do so would adversely affect our business, including our ability to raise additional funds.

Our operations have historically been cash flow negative, and we have depended on equity and debt financings to meet our cash requirements, which may not be available to us in the future on favorable terms, if at all.

We have experienced negative operating cash flow and have depended upon equity and debt financings, as well as borrowings under our credit facilities, to meet our cash requirements in each quarterly and annual period since we began our operations in May 1996. We expect to meet our cash requirements in 2004 through a combination of existing cash, cash equivalents and short-term investments, and borrowings under our credit facilities. Our capital requirements depend on several factors, including the rate of market acceptance of our services, the ability to expand and retain our customer base, and other factors. If our cash requirements vary materially from those currently planned, if our cost reduction initiatives have unanticipated adverse effects on our business, or if we fail to generate sufficient cash flow from the sales of our services, we may require additional financing sooner than anticipated. We cannot assure you that we will be able to obtain additional financing on commercially acceptable terms, or at all. Provisions in our existing credit facility and the terms of our series A preferred stock limit our ability to incur additional indebtedness. Our current credit facility with Silicon Valley Bank of $20.0 million expires on October 22, 2004. We cannot assure you that this credit facility will be renewed upon expiration on acceptable terms. If we are unable to obtain any required financing, we may not be able to execute our business plan, including the deployment of network access points, and our business, results of operations and financial condition could be adversely affected.

As a result of the overcapacity created in the Internet connectivity and Internet Protocol services market, we have recorded significant restructuring charges and goodwill impairment.

As a result of the overcapacity created in the Internet connectivity and Internet Protocol services market during the past several years, we have undertaken significant operational restructurings and have taken restructuring charges and recorded total restructuring costs (benefits) of $64.1 million, $(3.8) million and $1.1 million for the years ended December 31, 2001 and 2002 and the nine months ended September 30, 2003, respectively. If the Internet connectivity and Internet Protocol services market continues to experience overcapacity and uncertainty or declines in the future, we may incur additional restructuring charges or adjustments in the future.

Such additional restructuring charges or adjustments could adversely affect our business, net profit and stockholders’ equity. In addition, we recorded goodwill impairment of $196 million in 2001, and we cannot assure you that we will not record additional goodwill impairment in future periods. Our recent restructurings and goodwill impairment may impede our ability to expand our customer base, hire new employees or obtain new financing, which could adversely affect our business, results of operations and financial condition.

Our restructurings of operations and other cost reducing measures may not achieve the results we intended and may adversely affect our operations in future periods.

We have recently substantially completed significant operational restructurings, which included reducing headcount, consolidating network access points, terminating certain nonstrategic real estate leases and license arrangements and moving our headquarters from Seattle, Washington to Atlanta, Georgia. In addition, the majority of our senior management team has joined our company in the past two years. We undertook these measures to reduce expenses and establish a business plan that is appropriate for our expected revenue levels.

We expect that we will encounter challenges and difficulties similar to those frequently experienced by companies operating under a new or revised business plan with a new management team, particularly companies in the rapidly evolving Internet connectivity and Internet Protocol services markets. These challenges and difficulties relate to our ability to:

•	attract new customers and retain existing customers;

•	generate sufficient cash flow from operations or through additional debt or equity financings to support our growth strategy;

•	hire, train and retain sufficient management, operational and technical employees; and

•	install and implement new systems, procedures and controls to support our growth strategy with minimal delays.

If the actions taken in our restructurings do not sufficiently decrease our expenses, we may implement further streamlining of our operations or undertake additional restructurings of our business, which could divert management’s attention and strain operational and financial resources. We may not successfully address any or all of these challenges, and our failure to do so would adversely affect our business plan and results of operations, our ability to raise additional capital and our ability to achieve profitability.

We may not be able to compete successfully against current and future competitors.

The Internet connectivity and Internet Protocol services market is highly competitive. We expect competition from existing competitors to intensify in the future, and we may not have the financial resources, technical expertise, sales and marketing abilities or support capabilities to compete successfully. Our competitors currently include regional Bell operating companies that offer Internet access, global, national and regional Internet service providers, and other Internet infrastructure providers and manufacturers. In addition, Internet network service providers may make technological advancements, such as the introduction of improved routing protocols to enhance the quality of their services, which could negatively impact the demand for our products and services.

In addition, we will face additional competition as we expand our managed services product offerings, including competition from technology and telecommunications companies. A number of telecommunications companies and Internet service providers have been offering or expanding their network services. Further, the ability of some of these potential competitors to bundle other services and products with their network services could place us at a competitive disadvantage. Various companies are also exploring the possibility of providing, or are currently providing, high-speed, intelligent data services that use connections to more than one network or use alternative delivery methods including the cable television infrastructure, direct broadcast satellites and wireless local loop. Many of our existing and future competitors may have greater market presence, engineering and marketing capabilities, and financial, technological and personnel resources than we do. As a result, our competitors may have significant advantages over us. Increased competition and technological advancements by our competitors could adversely affect our business, results of operations and financial condition.

Pricing pressure could decrease our revenue and threaten the attractiveness of our premium priced services.

Pricing for Internet connectivity services has declined significantly in recent years and may decline in the future. An economic downturn could further contribute to this effect. We currently charge, and expect to continue to charge, higher prices for our high performance Internet connectivity services than prices charged by our competitors for their connectivity services. By bundling their services and reducing the overall cost of their solutions, certain of our competitors may be able to provide customers with reduced communications costs in connection with their Internet connectivity services or private network services, thereby significantly increasing the pressure on us to decrease our prices. Increased price competition and other related competitive pressures could erode our revenues and significant price deflation could affect our results of operations if we are unable to control our costs. Because we rely on Internet network service providers to deliver our services and have agreed with some of these providers to purchase minimum amounts of service at predetermined prices, our profitability could be adversely affected by competitive price reductions to our customers even with an increased number of customers.

In addition, over the last several years, companies that require Internet connectivity have been evaluating and will continue to evaluate the cost of such services, particularly high performance connectivity services such as those we currently offer, in light of economic factors and technological advances. Consequently, existing and potential customers may be less willing to pay premium prices for high performance Internet connectivity services and may choose to purchase lower quality services at lower prices, which could adversely affect our business, results of operations and financial condition.

If we are unable to deploy new network access points or do not adequately control expenses associated with the deployment of new network access points, our results of operations could be adversely affected.

As part of our strategy, we intend to continue to expand our network access points, particularly in new geographic markets. We will face various risks associated with identifying, obtaining and integrating attractive network access point sites, negotiating leases for centers on competitive terms, cost estimation errors or overruns, delays in connecting with local exchanges, equipment and material delays or shortages, the inability to obtain necessary permits on a timely basis, if at all, and other factors, many of which are beyond our control and all of which could delay the deployment of a new network access point. We cannot assure you that we will be able to open and operate new network access points on a timely or profitable basis. Deployment of new network access points will increase operating expenses, including expenses associated with hiring, training, retaining and managing new employees, provisioning capacity from Internet network service providers, purchasing new equipment, implementing new systems, leasing additional real estate and incurring additional depreciation expense. If we are unable to control our costs as we expand in geographically dispersed locations, our results of operations could be adversely affected.

We have acquired and may acquire other businesses, and these acquisitions involve numerous risks.

As part of our strategy, we recently acquired two companies, netVmg, Inc. and Sockeye Networks, Inc., and have not yet completed the integration of the operations of these companies. We intend to pursue additional acquisitions of complementary businesses, products, services and technologies to expand our geographic footprint, enhance our existing services, expand our service offerings and enlarge our customer base. If we complete future acquisitions, we may be required to incur or assume additional debt and make capital expenditures and issue additional shares of our common stock or securities convertible into our common stock as consideration, which will dilute our existing stockholders’ ownership interest and may adversely affect our results of operations. Our ability to grow through acquisitions involves a number of additional risks including the following:

•	the ability to identify and consummate complementary acquisition candidates;

•	the possibility that we may not be able to successfully integrate the operations, personnel, technologies, products and services of the acquired companies in a timely and efficient manner;

•	diversion of management’s attention from normal daily operations to negotiate acquisitions and integrate acquired businesses;

•	insufficient revenues to offset significant unforeseen costs and increased expenses associated with the acquisitions;

•	challenges in completing projects associated with in-process research and development being conducted by the acquired businesses;

•	risks associated with our entrance into markets in which we have little or no prior experience and where competitors have a stronger market presence;

•	deferral of purchasing decisions by current and potential customers as they evaluate the likelihood of success of our acquisitions;

•	issuance by us of equity securities that would dilute ownership of our existing stockholders;

•	incurrence and/or assumption of significant debt, contingent liabilities and amortization expenses; and

•	loss of key employees of the acquired companies.

Failure to effectively manage our growth through acquisitions could adversely affect our growth prospects, business, results of operations and financial condition.

Because we have limited experience operating internationally, our international operations may not be successful.

We have limited experience operating internationally. We currently have a network access point in London, England, participate in a joint venture with NTT-ME Corporation that operates a network access point in Tokyo, Japan and recently announced a strategic partnership with Telefonica USA, which is intended to provide us with further access in Europe and access to the Latin American market. As part of our strategy to expand our geographic markets, we may develop or acquire network access points or complementary businesses in additional international markets. The risks associated with expansion of our international business operations include:

•	challenges in establishing and maintaining relationships with foreign customers as well as foreign Internet network service providers and local vendors, including data center and local network operators;

•	challenges in staffing and managing network operations centers and network access points across disparate geographic areas;

•	limited protection for intellectual property rights in some countries;

•	challenges in reducing operating expenses or other costs required by local laws;

•	exposure to fluctuations in foreign currency exchange rates;

•	costs of customizing network access points for foreign countries and customers;

•	protectionist laws and practices favoring local competition;

•	political and economic instability; and

•	compliance with governmental regulations.

We may be unsuccessful in our efforts to address the risks associated with our international operations, which may limit our international sales growth and adversely affect our business and results of operations.

We depend on a number of Internet network service providers to provide Internet connectivity to our network access points. If we are unable to obtain required connectivity services on a cost-effective basis, or if such services are interrupted or terminated, our growth prospects and business, results of operations and financial conditions could be adversely affected.

In delivering our services, we rely on a number of Internet networks, all of which are built and operated by others. In order to be able to provide high performance connectivity services to our customers through our network access points, we purchase connections from several Internet network service providers. We cannot assure you that these Internet network service providers will continue to provide service to us on a cost-effective basis or on otherwise competitive terms, if at all, or that these providers will provide us with additional capacity to adequately meet customer demand. If consolidation occurs among Internet network service providers, we may have fewer providers from which to obtain service, possibly resulting in higher network costs to us. We may be unable to establish and maintain relationships with other Internet network service providers that may emerge or that are significant in geographic areas, such as Asia and Europe, in which we may locate our future network access points. Any of these situations could limit our growth prospects and adversely affect our business, results of operations and financial condition.

We depend on third party suppliers for key elements of our network infrastructure and failure of these suppliers to deliver their products and services as agreed could impair our ability to provide our services on a competitive and timely basis.

Any failure to obtain required products or services from third party suppliers on a timely basis and at an acceptable cost would affect our ability to provide our services on a competitive and timely basis. We depend on other companies to supply various key elements of our infrastructure including the network access loops between our network access points and our Internet network service providers and the local loops between our network access points and our customers’ networks. We currently purchase routers and switches from a limited number of vendors. Furthermore, we do not carry significant inventories of the products we purchase, and we have no guaranteed supply arrangements with our vendors. A loss of a significant vendor could delay any build-out of our infrastructure and increase our costs. If our limited source of suppliers fails to provide products or services that comply with evolving Internet standards or that interoperate with other products or services we use in our network infrastructure, we may be unable to meet all or a portion of our customer service commitments, which could adversely affect our business, results of operations and financial condition.

A failure in our network operations centers, network access points or computer systems would cause a significant disruption in our Internet connectivity services, and we may experience significant disruptions in our ability to service our customers.

Our business depends on the efficient and uninterrupted operation of our network operations centers, our network access points and our computer and communications hardware systems and infrastructure. Interruptions could result from natural or human caused disasters, power loss, telecommunications failure and similar events. If we experience a problem at our network operations centers, we may be unable to provide Internet connectivity services to our customers, provide customer service and support or monitor our network infrastructure or network access points, any of which would seriously harm our business and operating results. Also, because we provide continuous Internet availability under our service level agreements, we may be required to issue a significant amount of customer credits as a result of such interruptions in service. These credits could negatively affect our results of operations. In addition, interruptions in service to our customers could harm our customer relations, expose us to potential lawsuits and require additional capital expenditures.

A significant number of our network access points are located in facilities owned and operated by third parties. In many of those arrangements, we do not have property rights similar to those customarily possessed by a lessee or sublessee, but instead have lesser rights of occupancy. In certain situations, the financial condition of those parties providing occupancy to us could have an adverse impact on the continued occupancy arrangement or the level of service delivered to us under such arrangements.

Our results of operations have fluctuated in the past and may continue to fluctuate, which could have a negative impact on the price of our common stock.

We have experienced fluctuations in our results of operations on a quarterly and annual basis. The fluctuation in our operating results may cause the market price of our common stock to decline. We expect to experience significant fluctuations in our operating results in the foreseeable future due to a variety of factors, including:

•	competition and the introduction of new services by our competitors;

•	continued pricing pressures resulting from competitors’ strategies or excess bandwidth supply;

•	fluctuations in the demand and sales cycle for our services;

•	fluctuations in the market for qualified sales and other personnel;

•	changes in the prices for Internet connectivity we pay to Internet network service providers;

•	the cost and availability of adequate public utilities, including power;

•	our ability to obtain local loop connections to our network access points at favorable prices;

•	integration of people, operations, products and technologies of acquired businesses; and

•	general economic conditions.

In addition, fluctuations in our results of operations may arise from strategic decisions we have made or may make with respect to the timing and magnitude of capital expenditures such as those associated with the deployment of additional network access points and the terms of our network connectivity purchase agreements. These and other factors discussed in this prospectus could have a material adverse effect on our business, results of operations and financial condition. In addition, a relatively large portion of our expenses are fixed in the short-term, particularly with respect to lease and personnel expenses, depreciation and amortization, and interest expenses. Therefore, our results of operations are particularly sensitive to fluctuations in revenues. Because our results of operations have fluctuated in the past and are expected to continue to fluctuate in the future, investors should not rely on the results of any particular period as an indication of future performance in our business operations. Fluctuations in our results of operations could have a negative impact on our ability to raise additional capital and execute our business plan. Our operating results in one or more future quarters may fail to meet the expectations of securities analysts or investors. If this occurs, we could experience an immediate and significant decline in the trading price of our stock.

The terms of our existing credit facility and our master lease with our primary supplier impose restrictions upon us.

The terms of our existing credit facility and our master lease with our primary supplier impose operating and financial restrictions on us and require us to meet certain financial tests. These restrictions may also have a negative impact on our business, financial condition and results of operations by significantly limiting or prohibiting us from engaging in certain transactions.

The failure to comply with any of these covenants would cause a default under these facilities. Furthermore, our credit facility contains certain financial covenants, including the maintenance of a minimum tangible net worth through certain pre-determined periods which, if not maintained by us, will cause us to be in default under the credit facility. The terms of our master lease agreement, as amended, include financial covenants that require us to maintain minimum liquidity balances, minimum revenue levels, specified levels of earnings before interest, taxes, depreciation and amortization and other customary covenants. Any defaults, if not waived, could result in the acceleration of the maturity of our debt. If this occurs, we may not be able to repay our debt or borrow sufficient funds to refinance it on terms that are acceptable to us, which could adversely impact our business, results of operations and financial condition.

The terms of our series A preferred stock contain a number of restrictions that could restrict our operating flexibility, including actions otherwise deemed to be in the best interests of the holders of our common stock.

The terms of our series A preferred stock contain covenants that restrict our operating flexibility. As of December 31, 2003, there were 1,751,385 shares of series A preferred stock outstanding, convertible into 58,994,032 shares of our common stock. As long as shares of series A preferred stock representing at least 5 million shares of our common stock upon conversion remain outstanding, without the approval of holders of more than 50% of the outstanding shares of such stock, we may not, among other things:

•	increase or decrease our authorized number of shares of capital stock;

•	authorize, issue or sell stock or securities convertible into equity securities that rank equal with or senior to our series A preferred stock as to redemption, voting rights, liquidation preferences or dividends;

•	redeem, repurchase or pay dividends or make any other distribution with respect to our common stock;

•	issue debt in excess of $5 million; or

•	increase the number of shares available under our stock compensation plans.

We cannot assure you that we could obtain the approval of the required percentage of the holders of series A preferred stock to the waiver or amendment of one or more of the foregoing restrictions on a timely basis, if at all. If we are unable to obtain this approval, we may be unable to execute our business plan and our business, results of operations and financial condition could be adversely affected.

We depend upon our key employees and may be unable to attract or retain sufficient numbers of qualified personnel.

Our future performance depends to a significant degree upon the continued contributions of our executive management team and other key employees. To the extent we are able to expand our operations and deploy additional network access points, we may need to increase our workforce. Accordingly, our future success depends on our ability to attract, hire, train and retain highly skilled management, technical, sales, marketing and customer support personnel. Competition for qualified employees is intense, and we compete for qualified employees with companies that may have greater financial resources than we have. Our employment agreements with our executive officers provide that their employment may be terminated by either party at any time. Consequently, we may not be successful in attracting, hiring, training and retaining the people we need, which would seriously impede our ability to implement our business strategy.

If we fail to adequately protect our intellectual property, we may lose rights to some of our most valuable assets.

We rely on a combination of patent, copyright, trademark and trade secret laws, confidentiality agreements with employees, consultants and customers and other protective measures to establish and protect our proprietary technology and information. As a result of the growth of our company, our operational restructuring and our recent acquisitions, we may decide to make additional patent filings and implement new intellectual property management procedures in order to protect and enforce our intellectual property rights. INTERNAP is a trademark of Internap and is registered in the United States. We have a patent portfolio comprised of a United States patent and U.S. patent applications, foreign national patents and patent applications and international patent applications filed under the Patent Cooperation Treaty. Our patents and patent applications largely relate to our network access point and premise-based route control technologies, including our route and network management platforms, and other technical aspects of our services. We may file additional trademark and patent applications in the future. We cannot assure you that our patent applications, including the patent applications by netVmg and Sockeye, will be granted or that these patents or any future issued patents will provide significant proprietary protection or commercial advantage to us or that the U.S. Patent and Trademark Office or a foreign patent office will allow any additional or future patent claims. It is possible that any patents that have been or may be issued to us could still be successfully challenged by third parties, which could result in our loss of the right to prevent others from exploiting the inventions claimed in those patents. Further, current and future competitors may independently develop similar technologies, duplicate our services and products or design around any patents that may be issued to us. Effective patent protection may not be available in every country in which we intend to do business. In addition to patent protection, we believe the protection of our copyrightable works, trademarks and trade secrets is important to our future success. Despite any precautions that we have taken, intellectual property laws and contractual restrictions may not be sufficient to prevent misappropriation of our proprietary technology or information or deter others from developing similar or superior technologies. We cannot assure you that confidentiality agreements and other contractual restrictions will provide adequate protection of our proprietary information in the event of an unauthorized use or disclosure, that employees, consultants or customers will maintain the confidentiality of such proprietary information, or that such proprietary information will not otherwise become known, or be independently developed, by competitors.

We are subject to securities class action litigation, which may harm our business and results of operations.

In July 2001, putative class action lawsuits were filed against us, certain of our officers and directors, several investment banks that were underwriters of our initial public offering, or IPO, and a number of other companies, or Issuers. The suits allege that we, certain of our officers and directors, and the investment banks that were underwriters in our IPO violated Section 11 of the Securities Act of 1933 based on allegations that our registration statement and prospectus failed to disclose material facts regarding the compensation received by and the stock allocation practices of the IPO underwriters. We have agreed to a tentative settlement with the plaintiffs. The settlement agreement is subject to court approval and sufficient participation by defendants in similar actions. If the proposed settlement is not approved by the court or a sufficient number of defendants do not participate in the settlement, the defense of this litigation may increase our expenses and divert management’s attention and resources. An adverse outcome in this litigation could seriously harm our business, results of operations and financial condition. In addition, we may, in the future, be subject to other securities class action or similar litigation.

We may face litigation and liability due to claims of infringement of third party intellectual property rights.

The Internet services industry is characterized by the existence of a large number of patents and frequent litigation based on allegations of patent infringement. From time to time, third parties may assert patent, copyright, trademark, trade secret and other intellectual property rights to technologies that are important to our business. Any claims that our products or services infringe or may infringe proprietary rights of third parties, with or without merit, could be time-consuming, result in costly litigation, divert the efforts of our technical and management personnel or require us to enter into royalty or licensing agreements, any of which could significantly harm our operating results. In addition, our customer agreements generally provide for us to indemnify our customers for expenses or liabilities resulting from claimed infringement of patents or copyrights of third parties, subject to certain limitations. If an infringement claim against us were to be successful, and we were not able to obtain a license to the relevant or a substitute technology on acceptable terms or redesign our products or services to avoid infringement, our ability to compete successfully in our competitive market would be materially impaired.

Risks Related to Our Industry

The future evolution of the high performance Internet connectivity market, and therefore the role of our products and services, cannot be predicted with certainty.

We face the risk that the market for high performance Internet connectivity services might develop more slowly or differently than currently projected, or that our services may not achieve continued and/or widespread market acceptance. Furthermore, we may be unable to market and sell our services successfully and cost-effectively to a sufficiently large number of customers. We typically charge a premium for our services, which may affect market acceptance of our services or adversely impact the rate of market acceptance. We believe the danger of nonacceptance is particularly acute during economic slowdowns and when there is significant pricing pressure on Internet service providers. Finally, if the Internet becomes subject to a form of central management, or if Internet network service providers establish an economic settlement arrangement regarding the exchange of traffic between Internet networks, the demand for our Internet connectivity services could be adversely affected.

If we are unable to respond effectively and on a timely basis to rapid technological change, we may lose or fail to establish a competitive advantage in our market.

The Internet connectivity and Internet Protocol services industry is characterized by rapidly changing technology, industry standards and customer needs, as well as by frequent new product and service introductions. New technologies and industry standards have the potential to replace or provide lower cost alternatives to our services. The adoption of such new technologies or industry standards could render our existing services obsolete and unmarketable. Our failure to anticipate the prevailing standard, to adapt our technology to any changes in the prevailing standard or the failure of a common standard to emerge could hurt our business. Our pursuit of necessary technological advances may require substantial time and expense, and we may be unable to successfully adapt our network and services to alternative access devices and technologies.

Our network and software are vulnerable to security breaches and similar threats that could result in our liability for damages and harm our reputation.

There have recently been a number of widespread and disabling attacks on public and private networks. The number and severity of these attacks may increase in the future as network assailants take advantage of outdated software, security breaches or incompatibility between or among networks. Computer viruses, intrusions and similar disruptive problems could result in our liability for damages under agreements with our customers, and our reputation could suffer, thereby deterring potential customers from working with us. Security problems or other attacks caused by third parties could lead to interruptions and delays or to the cessation of service to our customers. Furthermore, inappropriate use of the network by third parties could also jeopardize the security of confidential information stored in our computer systems and in those of our customers and could expose us to liability under Internet “spam” regulations. In the past, third parties have occasionally circumvented some of these industry-standard measures. Therefore, we cannot assure you that the measures we implement will not be circumvented. Our efforts to eliminate computer viruses and alleviate other security problems may result in increased costs, interruptions, delays or cessation of service to our customers, which could hurt our business, results of operations and financial condition.

Recent terrorist activity throughout the world and military action to counter terrorism could adversely impact our business.

The September 11, 2001 terrorist attacks in the United States, the ensuing declaration of war on terrorism and the continued threat of terrorist activity and other acts of war or hostility have had, and may continue to have, an adverse effect on business, financial and general economic conditions internationally. Effects from these events and any future terrorist activity, including cyber terrorism, may, in turn, increase our costs due to the need to provide enhanced security, which would adversely affect our business and results of operations. These circumstances may also damage or destroy the Internet infrastructure and may adversely affect our ability to attract and retain customers, our ability to raise capital and the operation and maintenance of our network access points.

If governments modify or increase regulation of the Internet, the provision of our services could become more costly.

International bodies and federal, state and local governments have adopted a number of laws and regulations that affect the Internet and are likely to continue to seek to implement additional laws and regulations. For example, a federal law regulating unsolicited commercial e-mail, or “spam,” was recently enacted. The effects of this legislation, which by its terms preempts most spam regulations in over thirty state laws, on our business is uncertain. In addition, federal and state agencies are actively considering regulation of various aspects of the Internet, including taxation of transactions, and imposing access fees for voice-over-Internet Protocol. The Federal Communications Commission and state agencies are also reviewing the regulatory requirements, if any, that should be applicable to voice-over-Internet Protocol. If we seek to offer voice-over-Internet Protocol services, we could be required to obtain certain authorizations from regulatory agencies. We may not be able to obtain such authorizations in a timely manner, or at all, and conditions could be imposed upon such authorization that may not be favorable to us. The adoption of any future laws or regulations might decrease the growth of the Internet, decrease demand for our services, impose taxes or other costly technical requirements, regulate the Internet in some respects as has been done with traditional telecommunications services, or otherwise increase the cost of doing business on the Internet or in some other manner. Any of these actions could have a significantly harmful effect on us or our customers. Moreover, the nature of any new laws and regulations and the interpretation of applicability to the Internet of existing laws governing intellectual property ownership and infringement, copyright, trademark, trade secret, obscenity, libel, employment, personal privacy and other issues is uncertain and developing. We cannot predict the impact, if any, that future regulation or regulatory changes may have on our business.

As of November 1, 2003, the Internet Tax Freedom Act, which placed a moratorium against certain state and local taxation of Internet access, expired. Pursuant to this moratorium, most of our services were not subject to state and local taxation. Should the U.S. Congress not pass a similar moratorium limiting the taxation of Internet access or related services, state and local governments may impose taxes on some or all of the services we currently provide. We may not be able to pass these taxes along to our customers. This additional expense may have a negative impact on our business and the industry generally.

Risks Related to Our Capital Stock

Our common stockholders may experience significant dilution, which would depress the market price of our common stock.

Holders of our series A preferred stock, options and warrants may convert their shares to common stock or exercise their options or warrants to purchase our common stock which would increase the number of outstanding shares of common stock in the future. As of December 31, 2003, (1) 1,751,385 shares of series A preferred stock, convertible into an aggregate of 58,994,032 shares of our common stock, were outstanding, (2) options to purchase an aggregate of 38,660,962 shares of our common stock at a weighted average exercise price of $1.52 were outstanding, and (3) warrants to purchase 17,154,464 shares of our common stock at a weighted average exercise price of $0.95 per share were outstanding. As of December 31, 2003, if all outstanding shares of our series A preferred stock were converted and all options and warrants were exercised, our outstanding shares of common stock would increase from approximately 228.8 million shares to approximately 343.6 million shares, an increase of approximately 50.2% in the number of shares of common stock outstanding. In addition, on February 2, 2004, we issued additional options with an exercise price of $2.44 per share exercisable for an aggregate of 4,338,563 shares of our common stock to our executive officers. The issuance of our common stock upon the conversion of series A preferred stock or the exercise of options and warrants could depress the market price of the common stock by increasing the number of shares of common stock outstanding on an absolute basis or as a result of the timing of additional shares of common stock becoming available on the market.

Holders of our series A preferred stock have the right to receive additional shares of our common stock if we issue shares of our common stock for less than $0.95 per share, which could have a dilutive impact on our common stock and depress the market price of our common stock.

Because we issued shares of our common stock in our August 2003 private placement at a price below the conversion price of the series A preferred stock at that time, the number of shares of common stock into which our outstanding shares of series A preferred stock are convertible increased by 34.5 million shares. Under our certificate of incorporation, issuances by us of our common stock at a price below the conversion price of our series A preferred stock, which is currently $0.95 per share, will result in the adjustment of the conversion price to such lower price and the number of shares of common stock into which shares of our series A preferred stock are convertible will increase. Such adjustments could have a dilutive effect on other holders of our common stock and depress on the market price of our common stock.

The holders of our series A preferred stock have payment rights that are senior to holders of our common stock.

In the event of a liquidation, dissolution or winding up of Internap, holders of our series A preferred stock will have claims against our assets that are senior to any claims of the holders of our common stock. More specifically, the holders of our series A preferred stock would be entitled to receive an amount equal to the original issuance price of the series A preferred stock plus any declared and unpaid dividends thereon. That amount is currently equal to $32.00 per share of preferred stock or approximately $56 million in the aggregate for all shares of series A preferred stock outstanding as of December 31, 2003. After receiving that preferential distribution, holders of our series A preferred stock would then be entitled to participate ratably with the holders of our common stock in any receipt of remaining proceeds until the holders of our series A preferred stock have received three times the original issue price of the series A preferred stock. A liquidation includes a consolidation or merger of Internap in which the holders of our common stock immediately prior to the transaction own less than 50% of our voting power immediately after the transaction, a transaction or series of transactions in which a person or group acquires beneficial ownership of more than 50% of our common stock or voting power, or a sale, lease or disposition of all or substantially all of our assets.

The holders of our series A preferred stock, as a group, through their ownership of series A preferred stock and common stock, have the ability to influence the outcome of matters brought before our stockholders.

The holders of our series A preferred stock, as a group, through their ownership of series A preferred stock and common stock, have significant voting power with respect to matters brought before our stockholders and may have interests that are adverse to those of our common stockholders. This voting power includes the right to vote equally with holders of our common stock in all matters brought before our stockholders. As of December 31, 2003, the holders of series A preferred stock, through their series A preferred stock and common stock holdings, represented 23% of our voting power. In addition, holders of our series A preferred stock have the right to approve, voting as a separate class, certain matters, including the election of two directors to our board of directors, changes to our certificate of incorporation and certain events of consolidation, merger, reorganization or change of control, which could include a transaction containing a substantial premium to the then-current market price of our common stock or other terms deemed by our management or board of directors to be in the best interests of holders of our common stock.

Future sales of shares by us or our existing stockholders could affect our stock price.

The shares held by our stockholders, including holders of our series A preferred stock and our executive officers and directors, may be sold in the public market at any time and from time to time subject, in certain cases, to volume limitations under Rule 144 of the Securities Act and various vesting agreements. If any of these stockholders sell substantial amounts of our common stock in the public market, the market price of our common stock could decline. Holders of our series A preferred stock and certain holders of our common stock and

warrants to purchase our common stock possess registration rights and may require us to register up to              shares in the future. In addition, shares subject to outstanding options and shares reserved for future issuance under our stock option and purchase plans will continue to become eligible for sale in the public market to the extent permitted by the provisions of various vesting agreements and the securities rules and regulations applicable to these shares. A registration statement to permit the resale of 85,568,119 shares of our common stock issuable upon conversion of the series A preferred stock and the exercise of warrants is currently effective and we filed this registration statement to permit the resale of 14,998,312 shares of our common stock, including 1,926,000 shares of our common stock issuable upon the exercise of outstanding warrants, on January 13, 2004. Concurrently with the filing of this registration statement, we filed a registration statement to permit the sale of an aggregate of 45,816,536 shares of our common stock by us and certain selling stockholders.

Our stock price may be volatile, and you could lose all or part of your investment.

The market for our equity securities has been extremely volatile. Our stock price could suffer in the future as a result of any failure to meet the expectations of public market analysts and investors about our results of operations from quarter to quarter. The following factors could cause the price of our common stock in the public market to fluctuate significantly:

•	actual or anticipated variations in our quarterly results of operations;

•	changes in market valuations of companies in the Internet connectivity and services industry;

•	changes in expectations of future financial performance or changes in estimates of securities analysts;

•	fluctuations in stock market prices and volumes;

•	future issuances of common stock or other securities;

•	the addition or departure of key personnel; and

•	announcements by us or our competitors of acquisitions, investments or strategic alliances.

FORWARD-LOOKING STATEMENTS

Certain information included in this prospectus contains, and other materials filed or to be filed by us with the Securities and Exchange Commission, or SEC, and incorporated by reference herein contain, or will contain, forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995. All statements, other than statements of historical facts, including, among others, statements regarding our future financial position, business strategy, projected levels of growth, projected costs and projected financing needs, are forward-looking statements. Those statements include statements regarding the intent, belief or current expectations of Internap and members of our management team, as well as the assumptions on which such statements are based, and equally are identified by the use of words such as “may,” “will,” “seeks,” “anticipates,” “believes,” “estimates,” “expects,” “projects,” “forecasts,” “plans,” “intends,” “should” or similar expressions. Forward-looking statements are not guarantees of future performance and involve risks and uncertainties that actual results may differ materially from those contemplated by forward-looking statements. Important factors currently known to our management that could cause actual results to differ materially from those in forward-looking statements include, but are not limited to:

•	our ability to achieve profitability;

•	our ability to secure adequate funding;

•	the incurrence of additional restructuring charges;

•	the success of our recent operational restructurings;

•	our ability to compete against existing and future competitors;

•	pricing pressures;

•	our ability to deploy new access points in a cost-efficient manner;

•	our ability to successfully complete future acquisitions;

•	risks associated with international operations;

•	the availability of services from Internet network service providers;

•	failure of suppliers to deliver their products and services as agreed;

•	failures in our network operations centers, network access points or computer systems;

•	fluctuations in our operating results;

•	our ability to operate in light of restrictions in our existing credit facility, the terms of our master lease agreement with our principal supplier and the terms of our series A preferred stock;

•	our ability to attract and retain qualified personnel;

•	our ability to protect our intellectual property;

•	the outcome of our securities litigation;

•	litigation due to infringement of third party intellectual property rights;

•	evolution of the high performance Internet connectivity and services industry;

•	our ability to respond to technological change;

•	our ability to protect ourselves and our customers from security breaches;

•	effects of terrorist activity;

•	government regulation of the Internet;

•	the dilutive effects of our stock price due to our convertible series A preferred stock and warrants;

•	the senior payment rights of our series A preferred stock;

•	the control rights of the holders of our series A preferred stock;

•	future sales of stock; and

•	volatility of our stock price.

We believe these forward-looking statements are reasonable; however, undue reliance should not be placed on any forward-looking statements, which are based on current expectations. All written and oral forward-looking statements attributable to us or persons acting on our behalf are qualified in their entirety by these cautionary statements. Further, forward-looking statements speak only as of the date they are made, and we undertake no obligation to update or revise forward-looking statements to reflect changed assumptions, the occurrence of unanticipated events or changes to future operating results over time unless required by law.

SELLING STOCKHOLDERS

We are registering for resale an aggregate of 14,998,312 shares of our common stock beneficially owned by the selling stockholders identified in the table below. The selling stockholders are former stockholders of corporations acquired by us, as described below, and their transferees, pledgees, donees and other successors-in-interest or providers of financial advisory services. These transactions are described below.

In August 2003, we issued warrants to purchase an aggregate of 426,000 shares of our common stock to W.R. Hambrecht & Co., LLC and one of its employees in consideration of services rendered as placement agent in connection with a private placement of our common stock at an exercise price of $0.95 per share. These warrants expire on August 22, 2008.

In October 2003, we issued an aggregate of 345,905 shares of our series A preferred stock, which shares are convertible into an aggregate of 11,651,537 shares of our common stock, and warrants to purchase an additional 1,500,000 shares of our common stock at an exercise price of $1.26 per share, to the former stockholders of netVmg, Inc. in connection with our acquisition of netVmg. The warrants expire on October 1, 2006.

In October 2003, we issued an aggregate of 1,420,775 shares of our common stock to the former stockholders of Sockeye Networks, Inc. in connection with our acquisition of Sockeye.

The following table sets forth:

•	the names of the selling stockholders,

•	the number and percent of shares of our common stock that the selling stockholders beneficially owned as of December 31, 2003 prior to the offering of the shares under this prospectus,

•	the number of shares of our common stock that may be offered for resale for the account of the selling stockholders under this prospectus, and

•	the number and percent of shares of our common stock to be beneficially owned by the selling stockholders after the offering of the shares under this prospectus.

The number of shares in the column “Number of Shares Being Offered” represents all of the shares that each selling stockholder may offer under this prospectus. We do not know how long the selling stockholders will hold the shares before selling them or how many shares they will sell and we currently have no agreements, arrangements or understandings with any of the selling stockholders regarding the sale of any of the resale shares. The shares offered by this prospectus may be offered and sold from time to time by the selling stockholders listed below. There can be no assurance that all or any of the shares offered under this prospectus will be sold.

The table is prepared solely based on information supplied to us by the listed selling stockholders. The number and percent of shares of our common stock to be beneficially owned by the selling stockholders after the offering of the shares under this prospectus assumes the sale of all of the shares offered by this prospectus. The applicable percentages of beneficial ownership are based on an aggregate of 228,751,383 shares of our common stock issued and outstanding on December 31, 2003, adjusted as may be required by rules promulgated by the SEC.

	Shares Beneficially Owned Prior to Offering		Number of Shares Being Offered	Shares Beneficially Owned After Offering(1)
Selling Stockholders	Number	Percent		Number	Percent
Accel Internet Fund IV L.P.(2)(5)	660,712.32	*	660,712.32	0	0
Accel Investors 2000 L.L.C.(3)(5)	278,396.32	*	278,396.32	0	0
Accel VIII L.P.(4)(5)	3,700,654.21	1.6%	3,700,654.21	0	0
Blackboard Ventures Inc.(6)	3,093,197.68	1.3%	3,093,197.68	0	0
DAG Coinvestment Fund II-A LLC(7)(12)	48,947.42	*	48,947.42	0	0
DAG GP Fund LLC(8)(12)	224,504.89	*	224,504.89	0	0
DAG II Partners Fund LLC(9)(12)	43,776.32	*	43,776.32	0	0
Duff Ackerman & Goodrich II L.P.(10)(12)	373,091.32	*	373,091.32	0	0
Duff Ackerman & Goodrich QP Fund II L.P.(11)(12)	3,949,442.89	1.7%	3,949,442.89	0	0
Alan Robin(13)	728,813.47	*	728,813.47	0	0
Allwyn Sequeira(14)	50,000	*	50,000	0	0
Baker Communications Fund II (QP), L.P.(15)(17)	671,431	*	671,431	0	0
Baker Communications Fund II, L.P. (16)(17)	557	*	557	0	0
Polaris Venture Partners III, L.P.(18)(21)	645,074	*	645,074	0	0
Polaris Venture Partners Entrepreneurs’ Fund III, L.P.(19)(21)	16,748	*	16,748	0	0
Polaris Venture Partners Founders’ Fund III, L.P.(20)(21)	10,166	*	10,166	0	0
Renaissance Worldwide, Inc.(22)	76,799	*	76,799	0	0
W.R. Hambrecht + Co., LLC(23)	340,800	*	340,800	0	0
Victoria Hayes	85,200	*	85,200	0	0

(1)	The number and percent of shares of our common stock to be beneficially owned by the selling stockholders after the offering of the shares under this prospectus assumes the sale of all of the shares offered by this prospectus.
(2)	Number of shares shown as beneficially owned and being offered includes 598,366.32 shares of common stock issuable upon the conversion of 17,764 shares of our series A preferred stock and 62,346 shares of common stock that may be acquired upon the exercise of warrants.
(3)	Number of shares shown as beneficially owned and being offered includes 252,126.32 shares of common stock issuable upon the conversion of 7,485 shares of our series A preferred stock and 26,270 shares of common stock that may be acquired upon the exercise of warrants.
(4)	Number of shares shown as beneficially owned and being offered includes 3,351,444.21 shares of common stock issuable upon the conversion of 99,496 shares of our series A preferred stock and 349,210 shares of common stock that may be acquired upon the exercise of warrants.
(5)	Accel VIII Associates L.L.C. is the general partner of each of Accel Internet Fund IV L.P. and Accel VIII L.P. The names of the persons who share power to vote and dispose of the shares of our common stock offered by Accel Internet Fund IV L.P. and Accel VIII L.P. in this prospectus are James W. Breyer, Peter H. Fenton, Arthur C. Patterson, Theresia Guow Ranzetta, James R. Swartz and J. Peter Wagner. The names of the persons who share power to vote and dispose of the shares of our common stock offered by Accel Investors 2000 L.L.C. in this prospectus are James W. Breyer, James J. Goetz, Arthur C. Patterson, James R. Swartz and J. Peter Wagner, the managing members of Accel Investors 2000, L.L.C.
(6)	Number of shares shown as beneficially owned and being offered includes 2,801,313.68 shares of common stock issuable upon the conversion of 83,164 shares of our series A preferred stock and 291,884 shares of common stock that may be acquired upon the exercise of warrants. Claude Lamoureux is the person who exercises voting and dispositive power over the shares of our common stock offered in this prospectus. Blackboard Ventures, Inc. has advised us that it is an affiliate of one or more broker-dealers and that it acquired the shares of our common stock offered in this prospectus in the ordinary course of business and, at the time of acquisition, had no agreements or understandings, directly or indirectly, to distribute such securities.
(7)	Number of shares shown as beneficially owned and being offered includes 44,328.42 shares of common stock issuable upon the conversion of 1,316 shares of our series A preferred stock and 4,619 shares of common stock that may be acquired upon the exercise of warrants.

(8)	Number of shares shown as beneficially owned and being offered includes 203,317.89 shares of common stock issuable upon the conversion of 6,036 shares of our series A preferred stock and 21,187 shares of common stock that may be acquired upon the exercise of warrants.
(9)	Number of shares shown as beneficially owned and being offered includes 39,646.32 shares of common stock issuable upon the conversion of 1,177 shares of our series A preferred stock and 4,130 shares of common stock that may be acquired upon the exercise of warrants.
(10)	Number of shares shown as beneficially owned and being offered includes 337,886.32 shares of common stock issuable upon the conversion of 10,031 shares of our series A preferred stock and 32,205 shares of common stock that may be acquired upon the exercise of warrants.
(11)	Number of shares shown as beneficially owned and being offered includes 3,576,757.89 shares of common stock issuable upon the conversion of 106,185 shares of our series A preferred stock and 372,685 shares of common stock that may be acquired upon the exercise of warrants.
(12)	DAG II, LLC is the managing member or the general partner, as applicable, of each of DAG Coinvestment Fund II-A LLC, DAG GP Fund LLC, DAG II Partners Fund LLC, Duff Ackerman & Goodrich II L.P. and Duff Ackerman & Goodrich QP Fund II L.P. (collectively, the “Duff Funds”). The names of the persons who share power to vote and dispose of the shares of our common stock offered by each of the Duff Funds in this prospectus are John Duff, Arnold Ackerman, Tom Goodrich and John Cadeddu, the managing members of DAG II, LLC.
(13)	Number of shares shown as beneficially owned and being offered includes 446,349.47 shares of common stock issuable upon the conversion of 13,251 shares of our series A preferred stock and 282,464 shares of common stock that may be acquired upon the exercise of warrants.
(14)	Number of shares shown as beneficially owned and being offered includes 50,000 shares of common stock that may be acquired upon the exercise of warrants.
(15)	Number of shares shown as beneficially owned and being offered includes 306,939 shares of common stock held in escrow pursuant to an Escrow Agreement, dated October 16, 2003, among us, the stockholders of Sockeye and The Bank of New York, as trustee, all of which shares are being offered by this prospectus.
(16)	Number of shares shown as beneficially owned and being offered includes 253 shares of common stock held in escrow pursuant to an Escrow Agreement, dated October 16, 2003, among us, the stockholders of Sockeye and The Bank of New York, as trustee, all of which shares are being offered by this prospectus.
(17)	The general partner of each of Baker Communications Fund II (QP), L.P, and Baker Communications Funds II, L.P. (collectively the “Baker Funds”) is Baker Capital Partners II, LLC. The names of the persons who share power to vote and dispose of the shares of our common stock offered by each of the Baker Funds in this prospectus are John C. Baker, Edward W. Scott, Ashley Leeds, Henry Baker and Joseph R. Saviano.
(18)	Number of shares shown as beneficially owned and being offered includes 294,890 shares of common stock held in escrow pursuant to an Escrow Agreement, dated October 16, 2003, among us, the stockholders of Sockeye and The Bank of New York, as trustee, all of which shares are being offered by this prospectus.
(19)	Number of shares shown as beneficially owned and being offered includes 7,655 shares of common stock held in escrow pursuant to an Escrow Agreement, dated October 16, 2003, among us, the stockholders of Sockeye and The Bank of New York, as trustee, all of which shares are being offered by this prospectus.
(20)	Number of shares shown as beneficially owned and being offered includes 4,647 shares of common stock held in escrow pursuant to an Escrow Agreement, dated October 16, 2003, among us, the stockholders of Sockeye and The Bank of New York, as trustee, all of which shares are being offered by this prospectus.
(21)	The general partner of each of Polaris Venture Partners III, L.P., Polaris Venture Partners Entrepreneurs’ Fund III, L.P. and Polaris Venture Partners Founders’ Fund III, L.P. (collectively, the “Polaris Funds”) is Polaris Venture Management Co. III, L.L.C. The names of the persons who share power to vote and dispose of the shares of our common stock offered by each of the Polaris Funds in this prospectus are Stephen D. Arnold, Terrance Maguire, Jonathan A. Flint and Alan Spoon.
(22)	John Chuang is the person who exercises voting and dispositive power over the shares of our common stock offered in this prospectus by Renaissance Worldwide, Inc.

(23)	Number of shares shown as beneficially owned and being offered includes 340,800 shares of common stock that may be acquired upon the exercise of warrants. The sole managing member of W.R. Hambrecht + Co., LLC, or Hambrecht, is William R. Hambrecht. Mr Hambrecht is the person who exercises voting and dispositive power over the shares of our common stock offered by this prospectus. Hambrecht has advised us that it is a broker-dealer and that it acquired the securities reflected in this table in the ordinary course of business and, at the time of acquisition, had no agreements or understandings, directly or indirectly, to distribute such securities. Hambrecht served as placement agent in connection with the August 2003 private placement of shares of our common stock.

USE OF PROCEEDS

We will not receive any of the proceeds from the sale of the resale shares by the selling stockholders. All proceeds from the sale of the resale shares will be solely for the accounts of the selling stockholders.

PLAN OF DISTRIBUTION

The selling stockholders may sell the shares being offered from time to time in one or more transactions:

•	on any national securities exchange or quotation system on which our common stock is traded or quoted;

•	in the over-the-counter market;

•	in negotiated transactions;

•	through the writing of options on shares, whether the options are listed on an options exchange or otherwise; or

•	through a combination of such methods of sale.

The selling stockholders may sell the shares at market prices prevailing at the time of sale, at prices related to those market prices or at negotiated prices. The selling stockholders may effect transactions by selling shares directly to purchasers or to or through broker-dealers. The broker-dealers may act as agents or principals. The broker-dealers may receive compensation in the form of discounts, concessions or commissions from the selling stockholders or the purchasers of the shares. The compensation of any particular broker-dealer may be in excess of customary commissions. Because the selling stockholders and broker-dealers that participate with the selling stockholders in the distribution of shares may be deemed to be “underwriters” within the meaning of Section 2(11) of the Securities Act, the selling stockholders will be subject to the prospectus delivery requirements of the Securities Act. Any commissions received by them and any profit on the resale of shares may be deemed to be underwriting compensation.

The shares will be sold through registered or licensed brokers or dealers if required under applicable state securities laws. In addition, in certain states the shares may not be sold unless they have been registered or qualified for sale in the applicable state or an exemption from the registration or qualification requirement is available and is complied with.

Under applicable rules and regulations under the Securities Exchange Act, any person engaged in the distribution of the shares may not simultaneously engage in market making activities with respect to our common stock for a period of two business days prior to the commencement of such distribution. In addition, each selling stockholder will be subject to applicable provisions of the Securities Exchange Act and the associated rules and regulations under the Securities Exchange Act, including Regulation M, which provisions may limit the timing of purchases and sales of shares of our common stock by the selling stockholders. We will make copies of this prospectus available to the selling stockholders and have informed them of the need to deliver copies of this prospectus to purchasers at or prior to the time of any sale of the shares.

We will bear all costs, expenses and fees in connection with the registration of the shares. The selling stockholders will bear all commissions and discounts, if any, attributable to the sales of the shares. The selling stockholders may agree to indemnify any broker-dealer or agent that participates in transactions involving sales of the shares against certain liabilities, including liabilities arising under the Securities Act.

Upon notification to us by a selling stockholder that any material arrangement has been entered into with broker-dealers for the sale or purchase of shares, we will file a supplement to this prospectus, if required, disclosing:

•	the name of the selling stockholder and of the participating broker-dealers;

•	the number of shares involved;

•	the price at which such shares were sold;

•	the commissions paid or discounts or concessions allowed to such broker-dealers, where applicable;

•	that such broker-dealers did not conduct any investigation to verify the information set out or incorporated by reference in this prospectus; and

•	other facts material to the transaction.

LEGAL MATTERS

The validity of the issuance of the shares of common stock offered hereby will be passed upon for us by Walter G. DeSocio, our Vice President—Chief Administrative Officer, General Counsel and Secretary. As of December 31, 2003, Mr. DeSocio held options to acquire an aggregate of 1,566,500 shares of our common stock.

EXPERTS

The consolidated financial statements of Internap Network Services Corporation as of December 31, 2002 and 2001 and for each of the three years in the period ended December 31, 2002, incorporated by reference in this prospectus and registration statement have been so incorporated by reference in reliance on the report of PricewaterhouseCoopers LLP, independent accountants, given on the authority of said firm as experts in accounting and auditing.

WHERE YOU CAN FIND MORE INFORMATION

We have filed a registration statement on Form S-3 with the SEC for the common stock offered by this prospectus. This prospectus does not include all of the information contained in the registration statement. You should refer to the registration statement and its exhibits for additional information. Whenever we make reference in this prospectus to any of our contracts, agreements or other documents, the references are not necessarily complete and you should refer to the exhibits attached to the registration statement for copies of the actual contract, agreement or other document.

We file annual, quarterly and current reports, proxy statements and other information with the Securities and Exchange Commission. You may read and copy any reports, statements or other information we have filed with the Commission at the Commission’s public reference room at 450 Fifth Street, N.W., Washington, D.C. 20549. Please call the Commission at 1-800-SEC-0330 for further information on the public reference rooms. Our public filings are also available to the public from commercial document retrieval services and at the website maintained by the Commission at http://www.sec.gov.

INCORPORATION OF DOCUMENTS BY REFERENCE

This prospectus incorporates by reference documents that we have filed, and will in the future file, with the SEC. This means that we disclose important information to you by referring you to another document filed separately with the SEC. These documents contain important business information about us, our business and our financial condition, results of operations and cash flows. Except as described below, the information incorporated by reference is deemed to be a part of this prospectus, and later information that we file with the SEC will automatically update and supercede this information.

The following documents that we have previously filed with the SEC are incorporated by reference in this prospectus:

•	our Annual Report on Form 10-K for the fiscal year ended December 31, 2002;

•	our Quarterly Reports on Form 10-Q for the quarterly periods ended March 31, 2003, June 30, 2003 and September 30, 2003;

•	our Current Reports on Form 8-K filed on July 30, 2003, August 22, 2003 and January 13, 2004; and

•	the description of our common stock contained in the registration statement filed with the SEC on Form 8-A on February 9, 2004.

In addition, all documents filed by us with the SEC pursuant to Sections 13(a), 13(c), 14, and 15(d) of the Securities Exchange Act of 1934, as amended, after the date hereof and prior to the date on which this offering is completed or terminated are incorporated by reference into this prospectus.

Any statement contained in the documents incorporated or deemed to be incorporated by reference in this prospectus shall be deemed to be modified or superseded for purposes of this prospectus to the extent that a statement contained herein or in any other subsequently filed document which also is incorporated or deemed to be incorporated by reference in this prospectus modifies or supersedes such statement. Any such statement so modified or superseded shall not be deemed, except as so modified or superseded, to constitute a part of this prospectus.

Upon written or oral request, we will provide, at no cost to you, a copy of any of these documents. You may request a copy of these filings, by writing or telephoning us at the following address: Internap Network Services Corporation, 250 Williams Street, Atlanta, Georgia 30303, Attention: Corporate Secretary, telephone (404) 302-9700.

14,998,312 Shares

Internap Network Services Corporation

Common Stock

Prospectus

February     , 2004

PART II

INFORMATION NOT REQUIRED IN PROSPECTUS

Item 14. Other Expenses of Issuance and Distribution.

The following table sets forth an estimate of the fees and expenses relating to the issuance and distribution of the securities being registered hereby, other than underwriting discounts and commissions, all of which shall be borne by Internap Network Services Corporation (the “Registrant” or the “Company”). All of such fees and expenses, except for the SEC Registration Fee, are estimated:

SEC registration fee	$3,046
Transfer agent’s fees and expenses	$2,500
Legal fees and expenses	$10,000
Printing fees and expenses	$5,000
Accounting fees and expenses	$10,000
Miscellaneous fees and expenses	$4,454

Total	$35,000

Item 15. Indemnification of Officers and Directors

The indemnification of officers and directors of the Company is governed by Section 145 of the General Corporation Law of the State of Delaware (the “DGCL”) and the Certificate of Incorporation, as amended, of the Company. Among other things, the DGCL permits indemnification of a director, officer, employee or agent in civil, criminal, administrative or investigative actions, suits or proceedings (other than an action by or in the right of the corporation) to which such person is a party or is threatened to be made a party by reason of the fact of such relationship with the corporation or the fact that such person is or was serving in a similar capacity with another entity at the request of the corporation against expenses (including attorneys’ fees), judgments, fines and amounts paid in settlement actually and reasonably incurred by him if such person acted in good faith and in a manner he reasonably believed to be in or not opposed to the best interests of the corporation, and, with respect to any criminal action or proceeding, if he had no reasonable cause to believe his conduct was unlawful.

No indemnification may be made in any such suit to any person adjudged to be liable to the corporation unless and only to the extent that the Delaware Court of Chancery or the court in which the action was brought determines that, despite the adjudication of liability, such person is under all circumstances, fairly and reasonably entitled to indemnity for such expenses which such court shall deem proper. Under the DGCL, to the extent that a director, officer, employee or agent is successful, on the merits or otherwise, in the defense of any action, suit or proceeding or any claim, issue or matter therein (whether or not the suit is brought by or in the right of the corporation), he shall be indemnified against expenses (including attorneys’ fees) actually and reasonably incurred by him. In all cases in which indemnification is permitted (unless ordered by a court), it may be made by the corporation only as authorized in the specific case upon a determination that the applicable standard of conduct has been met by the party to be indemnified. The determination must be made (1) by a majority vote of the directors who were not parties to the action even though less than a quorum, (2) by a committee of such directors designated by a majority vote of such directors, (3) if there are no such directors, or if such directors so direct, by independent legal counsel in a written opinion, or (4) by the stockholders.

The statute authorizes the corporation to pay expenses incurred by an officer or director in advance of a final disposition of a proceeding upon receipt of an undertaking by or on behalf of the person to whom the advance will be made, to repay the advances if it shall ultimately be determined that he was not entitled to indemnification. The DGCL provides that indemnification and advancement of expenses permitted thereunder are not to be exclusive of any rights to which those seeking indemnification or advancement of expenses may be entitled under any by-law, agreement, vote of stockholders or disinterested directors, or otherwise. The DGCL also authorizes the corporation to purchase and maintain liability insurance on behalf of its directors, officers, employees and agents regardless of whether the corporation would have the statutory power to indemnify such persons against the liabilities insured.

Section 43(a) of the Company’s bylaws, as amended and restated, provides for indemnification of the Company’s officers and directors to the fullest extent not prohibited by the DGCL or any other applicable law, provided, however, that the Company may modify the extent of such indemnification by individual contracts with its directors and officers; and, provided, further, that the Company shall not be required to indemnify any director or officer in connection with any proceeding (or part thereof) initiated by such person unless (i) such indemnification is expressly required to be made by law, (ii) the proceeding was authorized by the Company’s Board of Directors, (iii) such indemnification is provided by the Company, in its sole discretion, pursuant to the powers vested in the Company under the DGCL or any other applicable law or (iv) such indemnification is required to be made under subsection 43(d) of the Company’s bylaws as described below. Without the necessity of entering into an express contract, all rights to indemnification and advances to directors and officers under Section 43(a) of the Company’s bylaws shall be deemed to be contractual rights and be effective to the same extent and as if provided for in a contract between the corporation and the director or officer. The rights conferred on any person by this Section 43 of the Company’s bylaws shall not be exclusive of any other right which such person may have or hereafter acquire under any applicable statute, provision of the certificate of incorporation, bylaws, agreement, vote of stockholders or disinterested directors or otherwise, both as to action in his official capacity and as to action in another capacity while holding office. The Company is specifically authorized to enter into individual contracts with any or all of its directors, officers, employees or agents respecting indemnification and advances, to the fullest extent not prohibited by the DGCL, or by any other applicable law. In addition, Section 43(g) of the Company’s bylaws permits the Company to maintain officers’ and directors’ liability insurance in order to insure against the liabilities for which such officers and directors are indemnified pursuant to Section 43. The Company provides officers’ and directors’ liability insurance for its officers and directors.

The Company has entered into indemnification agreements with certain of its directors and executive officers providing contractual indemnification by the Company to the fullest extent permissible under Delaware law.

The Company and the selling stockholders have agreed to indemnify each other and each other’s controlling persons, as applicable, against certain liabilities under the Securities Act in connection with this registration statement.

Item 16. Exhibits.

Exhibit Number	Description of Document

5	Opinion of Walter G. DeSocio as to the legality of the securities being registered.*

23.1	Consent of Walter G. DeSocio (included in Exhibit 5).*

23.2	Consent of PricewaterhouseCoopers LLP.

24	Power of Attorney (included on the signature page hereof).*

*	Previously filed.

Item 17. Undertakings.

The undersigned Registrant hereby undertakes:

(1) To file, during any period in which offers or sales are being made, a post-effective amendment to this registration statement:

(i) To include any prospectus required by Section 10(a)(3) of the Securities Act of 1933, as amended;

(ii) To reflect in the prospectus any facts or events arising after the effective date of the registration statement (or the most recent post-effective amendment thereof) which, individually or in the aggregate, represent a fundamental change in the information set forth in the registration statement. Notwithstanding the foregoing, any increase or decrease in volume of securities offered (if the total dollar value of securities offered would not exceed that which was registered) and any deviation from the low or high end of the estimated maximum offering range may be reflected in the form of prospectus filed with the Commission pursuant to Rule 424(b) if, in the aggregate, the changes in volume and price represent no more than 20 percent change in the maximum aggregate offering price set forth in the “Calculation of Registration Fee” table in the effective registration statement; and

(iii) To include any material information with respect to the plan of distribution not previously disclosed in the registration statement or any material change to such information in the registration statement;

provided, however, that subparagraphs (i) and (ii) above do not apply if the information required to be included in a post-effective amendment by these subparagraphs is contained in periodic reports filed with or furnished to the Commission by the Registrant pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934 that are incorporated by reference in this registration statement.

(2) That, for the purpose of determining any liability under the Securities Act of 1933, as amended, each such post-effective amendment shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

(3) To remove from registration by means of a post-effective amendment any of the securities being registered which remain unsold at the termination of the offering.

The undersigned registrant hereby undertakes that, for purposes of determining any liability under the Securities Act of 1933, as amended, each filing of the Registrant’s annual report pursuant to Section 13(a) or Section 15(d) of the Securities Exchange Act of 1934 that is incorporated by reference in this registration statement shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

Insofar as indemnification for liabilities arising under the Securities Act of 1933, as amended, may be permitted to directors, officers, and controlling persons of the Registrant pursuant to the foregoing provisions, or otherwise, the Registrant has been advised that in the opinion of the Securities and Exchange Commission, such indemnification is against public policy as expressed in the Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the Registrant of expenses incurred or paid by a director, officer, or controlling person of the Registrant in the successful defense of any action, suit, or proceeding) is asserted by such director, officer, or controlling person in connection with the securities being registered, the Registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question of whether such indemnification by it is against public policy as expressed in the Act and will be governed by the final adjudication of such issue.

SIGNATURES

Pursuant to the requirements of the Securities Act of 1933, as amended, the Registrant certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form S-3 and has duly caused this Amendment No. 2 to the Registration Statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of Atlanta, State of Georgia, on the 9th day of February, 2004.

INTERNAP NETWORK SERVICES CORPORATION

By:	/s/ ROBERT R. JENKS

Robert R. Jenks Vice President and Chief Financial Officer

Pursuant to the requirements of the Securities Act of 1933, the following persons in the capacities and on the dates indicated have signed this Registration Statement below.

* Gregory A. Peters	President and Chief Executive Officer (Principal Executive Officer)	February 9, 2004

* Eugene Eidenberg	Non-Executive Chairman	February 9, 2004

/s/ ROBERT R. JENKS Robert R. Jenks	Vice President and Chief Financial Officer (Principal Financial and Accounting Officer)	February 9, 2004

* Charles B. Coe	Director	February 9, 2004

* James P. DeBlasio	Director	February 9, 2004

* William J. Harding	Director	February 9, 2004

* Fredric W. Harman	Director	February 9, 2004

* Kevin L. Ober	Director	February 9, 2004

* Robert D. Shurtleff, Jr.	Director	February 9, 2004

*By:	/S/ ROBERT R. JENKS

Robert R. Jenks Attorney-in-fact

INDEX TO EXHIBITS

Exhibit Number	Description of Document

5	Opinion of Walter G. DeSocio as to the legality of the securities being registered.*

23.1	Consent of Walter G. DeSocio (included in Exhibit 5).*

23.2	Consent of PricewaterhouseCoopers LLP.

24	Power of Attorney.*

*	Previously filed.